Filed pursuant to Rule 433

Registration Statement No. 333-224149

September 3, 2019

Relating to

Preliminary Prospectus Supplement dated August 22, 2019 to

Prospectus dated July 9, 2019

DH EUROPE FINANCE II S.À R.L.

€1,250,000,000 0.200% Senior Notes due 2026

€1,250,000,000 0.450% Senior Notes due 2028

€1,750,000,000 0.750% Senior Notes due 2031

€1,250,000,000 1.350% Senior Notes due 2039

€750,000,000 1.800% Senior Notes due 2049

Fully and Unconditionally Guaranteed by

Danaher Corporation

Pricing Term Sheet

Issuer:	DH Europe Finance II S.À R.L.

Guarantor:	Danaher Corporation

Aggregate Principal Amount Offered:

€1,250,000,000 of 0.200% Senior Notes Due 2026 (the “2026 Notes”)

€1,250,000,000 of 0.450% Senior Notes Due 2028 (the “2028 Notes”)

€1,750,000,000 of 0.750% Senior Notes Due 2031 (the “2031 Notes”)

€1,250,000,000 of 1.350% Senior Notes Due 2039 (the “2039 Notes”)

€750,000,000 of 1.800% Senior Notes Due 2049 (the “2049 Notes” and, together with the 2026 Notes, the 2028 Notes, the 2031 Notes and the 2039 Notes, the “Notes”)

Type of Offering:	SEC registered (No. 333-224149)

Trade Date:	September 3, 2019

Settlement Date (T+11):

September 18, 2019

We expect delivery of the Notes will be made against payment therefor on or about September 18, 2019, which is the eleventh business day following the date hereof (such settlement cycle being referred to as “T+11”). Under Rule 15c6-1 under the

Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Notes initially will settle in T+11, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

Maturity Date:	March 18, 2026 for the 2026 Notes March 18, 2028 for the 2028 Notes September 18, 2031 for the 2031 Notes September 18, 2039 for the 2039 Notes September 18, 2049 for the 2049 Notes

Coupon (Interest Rate):	0.200% per annum for the 2026 Notes 0.450% per annum for the 2028 Notes 0.750% per annum for the 2031 Notes 1.350% per annum for the 2039 Notes 1.800% per annum for the 2049 Notes

Price to Public (Issue Price):

99.833% of principal amount for the 2026 Notes

99.751% of principal amount for the 2028 Notes

99.920% of principal amount for the 2031 Notes

99.461% of principal amount for the 2039 Notes

99.564% of principal amount for the 2049 Notes

Yield to Maturity:	0.226% for the 2026 Notes 0.480% for the 2028 Notes 0.757% for the 2031 Notes 1.381% for the 2039 Notes 1.819% for the 2049 Notes

Spread to Benchmark German Government Security:	112.8 bps for the 2026 Notes 127.0 bps for the 2028 Notes 145.9 bps for the 2031 Notes 179.5 bps for the 2039 Notes 203.7 bps for the 2049 Notes

Benchmark German Government Security:

DBR 0.500% due February 15, 2026 for the 2026 Notes

DBR 0.500% due February 15, 2028 for the 2028 Notes

DBR 0.000% due August 15, 2029 for the 2031 Notes

DBR 4.250% due July 4, 2039 for the 2039 Notes

DBR 1.250% due August 15, 2048 for the 2049 Notes

Benchmark German Government Security Price/Yield:	109.350% / -0.902% for the 2026 Notes 111.310% / -0.790% for the 2028 Notes 107.260% / -0.702% for the 2031 Notes 196.600% / -0.414% for the 2039 Notes 143.900% / -0.218% for the 2049 Notes

Mid-Swap Yield:	-0.474% for the 2026 Notes -0.370% for the 2028 Notes -0.193% for the 2031 Notes 0.031% for the 2039 Notes 0.069% for the 2049 Notes

Spread to Mid-Swap:	+70 bps for the 2026 Notes +85 bps for the 2028 Notes +95 bps for the 2031 Notes +135 bps for the 2039 Notes +175 bps for the 2049 Notes

Interest Payment Dates:

Annually in arrears on March 18, beginning on March 18, 2020 for the 2026 Notes

Annually in arrears on March 18, beginning on March 18, 2020 for the 2028 Notes

Annually in arrears on September 18, beginning on September 18, 2020 for the 2031 Notes

Annually in arrears on September 18, beginning on September 18, 2020 for the 2039 Notes

Annually in arrears on September 18, beginning on September 18, 2020 for the 2049 Notes

Day Count Convention:	ACTUAL/ACTUAL (ICMA), following, unadjusted

Currency of Payment:	Euro

Optional Redemption:	At any time and from time to time prior to the applicable Par Call Date, the Issuer will have the right, at its option, to redeem such series of Notes, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes of such series to be redeemed, and (ii) the sum of the present values of the Remaining Scheduled Payments (as defined below) on such series of Notes to be redeemed (not including any portion of the payments of interest that will be accrued and unpaid to and including the date of redemption) discounted to the date of redemption on an annual basis (ACTUAL/ACTUAL (ICMA)) at the applicable Comparable Government Bond Rate (as defined below) plus 20 basis points in the case of the 2026 Notes, 20 basis points in the case of the 2028 Notes, 25 basis points in the case of the 2031 Notes, 30 basis points in the case of the 2039 Notes and 35 basis points in the case of the 2049 Notes, plus accrued and unpaid interest, if any, on the principal amount being redeemed to, but excluding, the date of redemption.

On or after the applicable Par Call Date, the Issuer will have the right, at its option, to redeem each such series of Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of such series of Notes to be redeemed, plus accrued and unpaid interest, if any, on the principal amount being redeemed to the date of redemption.

“Comparable Government Bond Rate” means, with respect to any redemption date, the price, expressed as a percentage (rounded to three decimal places, with 0.0005 being rounded upwards), at which the gross redemption yield on the series of such Notes to be redeemed, if they were to be purchased at such price on the third business day prior to the date fixed for redemption, would be equal to the gross redemption yield on such business day of the Comparable Government Bond (as defined below) on the basis of the middle market price of the Comparable Government Bond prevailing at 11:00 a.m. (London time) on such business day as determined by an independent investment bank selected by the Issuer.

“Comparable Government Bond” means, in relation to any Comparable Government Bond Rate calculation, at the discretion of an independent investment bank selected by the Issuer, a German government bond whose maturity is closest to the remaining term of the series of Notes to be redeemed (assuming that the series of Notes to be redeemed matured on the applicable Par Call Date for such series of Notes), or if such independent investment bank in its discretion determines that such similar bond is not in issue, such other German government bond as such independent investment bank may, with the advice of three brokers of, and/or market makers in, German government bonds selected by the Issuer, determine to be appropriate for determining the Comparable Government Bond Rate.

“Par Call Date” means, in the case of the 2026 Notes, December 18, 2025 (three months prior to maturity), in the case of the 2028 Notes, December 18, 2027 (three months prior to maturity), in the case of the 2031 Notes, June 18, 2031 (three months prior to maturity), in the case of the 2039 Notes, March 18, 2039 (six months prior to maturity) and in the case of the 2049 Notes, March 18, 2049 (six months prior to maturity).

“Remaining Scheduled Payments” means, with respect to such series of Notes to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date (assuming that such Note matured on its applicable Par Call Date for such series of Notes) but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such series of Notes, the amount of the next succeeding scheduled interest payment thereon will be deemed to be reduced by the amount of interest accrued thereon to such redemption date.

Special Mandatory Redemption:	If the Guarantor does not consummate the proposed acquisition (the “Acquisition”) of the Biopharma Business of GE Life Sciences on or prior to August 25, 2020 (or such later date to which the acquisition agreement setting forth the terms of the Acquisition as in effect on the closing date of the offering (the “GE Biopharma Purchase Agreement”) may be extended in accordance with its terms), or the GE Biopharma Purchase Agreement is terminated prior to that date, the Issuer will be required to redeem, in whole and not in part, each series of Notes on the special mandatory redemption date at a redemption price equal to 101% of the aggregate principal amount of the Notes outstanding, plus accrued and unpaid interest from the date of initial issuance, or the most recent date to which interest has been paid or duly provided for, whichever is later, to, but excluding, the special mandatory redemption date.

Change of Control Triggering Event:	If a change of control triggering event occurs, unless the Issuer has exercised its right to redeem a series of Notes, it will be required to make an offer to repurchase each series of Notes at a purchase price equal to 101% of the principal amount of the notes of such series, plus accrued and unpaid interest, if any, on such notes to the date of repurchase.

Form/Clearing System:	Each series of Notes will be issued only in registered, book-entry form. There will be a global Note representing each series of Notes deposited with a common depositary for Euroclear and Clearstream.

Listing:	Application will be made to have each series of Notes listed on the New York Stock Exchange.

Common Code / ISIN:

205040463 / XS2050404636 for the 2026 Notes

205040480 / XS2050404800 for the 2028 Notes

205040609 / XS2050406094 for the 2031 Notes

205040617 / XS2050406177 for the 2039 Notes

205114955 / XS2051149552 for the 2049 Notes

Denominations:	Minimum denominations of €100,000 and integral multiples of €1,000 in excess thereof

Stabilization:	Stabilization/FCA

Expected Long-term Debt Ratings*:

Baa1 / BBB+ (Moody’s / S&P) for the 2026 Notes

Baa1 / BBB+ (Moody’s / S&P) for the 2028 Notes

Baa1 / BBB+ (Moody’s / S&P) for the 2031 Notes

Baa1 / BBB+ (Moody’s / S&P) for the 2039 Notes

Baa1 / BBB+ (Moody’s / S&P) for the 2049 Notes

Joint Book-Running Managers:

Banco Santander, S.A.

Barclays Bank PLC

BNP Paribas

Citigroup Global Markets Limited

Deutsche Bank AG, London Branch

Banca IMI S.p.A.

Commerzbank Aktiengesellschaft

Lloyds Bank Corporate Markets Wertpapierhandeslbank GmbH

SMBC Nikko Capital Markets Limited

Standard Chartered Bank

Co-Manager:	Nordea Bank Abp

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

Change in Offering of Notes

We are no longer offering any Floating Rate Notes. Corresponding changes will be made wherever applicable to the Preliminary Prospectus Supplement. The information included in the Preliminary Prospectus Supplement (including, but not limited to, the information in the sections entitled “Summary,” “Use of Proceeds,” “Capitalization” and “Description of Notes”) is deemed to have changed to the extent affected by the change in the offering of Notes, and all references to “notes” shall be deemed to refer solely to the “Fixed Rate Notes.”

The Issuer and the Guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Guarantor has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banco Santander, at +44 2077566802, Barclays Bank PLC, at 1-888-603-5847, BNP Paribas, at 1-800-854-5674, Citigroup Global Markets Limited, toll free at 1-800-831-9146 or Deutsche Bank AG, London Branch, at 1-800-503-4611.

MiFID II product governance / Professional investors and ECPs only target market: Solely for the purposes of the product approval process of each of the representatives (each a “Manufacturer”), the target market assessment in respect of the notes has led to the conclusion that: (i) the target market for the notes is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended or superseded) (“MiFID II”); and (ii) all channels for distribution of the notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the notes (a “distributor”) should take into consideration the Manufacturer’s target market assessment; however, and without prejudice to our obligations in accordance with MiFID II, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the Manufacturer’s target market assessment) and determining appropriate distribution channels.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS

The notes offered are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive 2016/97/EU, as amended (the “IDD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently no key information document required by Regulation (EU) No. 1286/2014, as amended (“PRIIPs Regulation”), for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

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